Exhibit 10.1

APPENDIX A

Long-Term Incentive Plan (“LTIP”)

Performance and Award Opportunities – Three-Year Performance Period Beginning January 1, 2024

The table below provides the Award opportunities as a percentage of base salary at December 31, 2023:

Tier	Annual Target Award Opportunity (% of Base Salary)
CEO	30%
I	20%

Tier I includes the following executive officers: Chief Financial Officer; Chief Operating Officer; Chief Revenue Officer; and Chief Wealth Officer.

For the CEO, two-thirds of the Award will be a Performance Award and one-third of the Award will be a Time Award. For Tier I Awards, one-half of the Award will be a Performance Award and one-half of the Award will be a Time Award. A Time Award will vest ratably over a three-year period, beginning on the first anniversary of the grant date. A participant must be an employee in good standing on each vesting date to receive shares under a Time Award.

2024 Performance Goals for Performance Awards

The Performance Period will be deemed to have commenced on January 1, 2024 and will end on December 31, 2026. The targeted performance goals will be return on average equity (“ROAE”) and growth in tangible book value per share (“TBVPSG”) as measured against the ROAE and TBVPSG of a custom peer group consisting of 123 publicly-traded banks with total assets of between $750 million and $4 billion at December 31, 2023. The performance goals, which may be individually achieved within the threshold, target and maximum performance levels, are stated as percentiles of the peer group’s performance. The peer group is closed, provided that any peer that is acquired will be removed from the group and any peer that fails will be recorded with a -99% performance result for both goals. A list of the peers within the peer group will be provided to a grantee at the time of grant.

The table below outlines the threshold, target and maximum performance goals and related payout rates.

Performance Level	Performance Goal	Payout Rate (of total Award)
Threshold - ROAE	25th Percentile	25%
Threshold - TBVPSG	25th Percentile	25%
Target - ROAE	50th Percentile	50%
Target – TBVPSG	50th Percentile	50%
Maximum – ROAE	75th Percentile	75%
Maximum – TBVPSG	75th Percentile	75%

Threshold performance for at least one of the performance goals must be met for any portion of a Performance Award to vest. Actual vesting amounts will be pro-rated between threshold and target levels and target and maximum levels. Notwithstanding the provisions of the LTIP regarding vesting dates to the contrary, and pursuant to the Compensation Committee’s authority granted by Section 3(b) and Section 4 of the 2018 Equity Compensation Plan, the vesting date for Performance Awards will be the date in 2027 on which the Committee has certified the results of the peer group and of the Corporation, provided that (i) the participant is an employee of the Corporation in good standing on such date and (ii) at least one of the performance goal has been achieved at the threshold level.

The Compensation Committee reserves the right to make adjustments to goal calculations for the Corporation and/or the members of the peer group, including, but not limited to, adjustments for merger expenses and share repurchases.